Subsecretaría de Hacienda y Crédito Público Unidad de Crédito Público

March 8, 2022

Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	United Mexican States:

Registration Statement under Schedule B of the

Securities Act of 1933, filed on January 24, 2022

CIK No. 0000101368

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, the United Mexican States (“Mexico”) hereby requests that Mexico’s Registration Statement No. 333-262317, as first filed with the Securities and Exchange Commission (the “Commission”) under Schedule B on January 24, 2022, and amended by Pre-Effective Amendment No. 1 as filed with the Commission on March 1, 2022, be declared effective at 9:00 a.m. on March 10, 2022 or as soon thereafter as practicable.

[Signature page follows]

Subsecretaría de Hacienda y Crédito Público Unidad de Crédito Público

Very truly yours,

THE UNITED MEXICAN STATES

By:	/s/ Roberto Lazzeri Montaño
Roberto Lazzeri Montaño General Director of Public Debt Issuance of the Ministry of Finance and Public Credit of the United Mexican States